UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Dave & Buster’s Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

238337109

(CUSIP Number)

Scott I. Ross

hill path capital lp

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,095,246
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,095,246
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,095,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,300,065
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,300,065
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		53,231
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

53,231
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,148,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,148,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

Hill Path Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,300,065
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,300,065
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,148,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,148,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,148,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,300,065
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,300,065
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,300,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,448,542
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,448,542
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,448,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IA, PN

9

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,448,542
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,448,542
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,448,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 238337109

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,448,542
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,448,542
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,448,542
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 238337109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hill Path Capital Partners LP, a Delaware limited partnership (“Hill Path Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Partners II LP, a Delaware limited partnership (“Hill Path Capital II”), with respect to the Shares directly and beneficially owned by it;
(iii)	Hill Path Capital Co-Investment Partners LP, a Delaware limited partnership (“Hill Path Co-Investment”), with respect to the Shares directly and beneficially owned by it;
(iv)	Hill Path Capital Partners GP LLC, a Delaware limited liability company (“Hill Path GP”), as the general partner of each of Hill Path Capital and Hill Path Co-Investment;
(v)	Hill Path Capital Partners II GP LLC, a Delaware limited liability company (“Hill Path GP II”), as the general partner of Hill Path Capital II;
(vi)	Hill Path Investment Holdings LLC, a Delaware limited liability company (“Hill Path Investment Holdings”), as the managing member of Hill Path GP;
(vii)	Hill Path Investment Holdings II LLC, a Delaware limited liability company (“Hill Path Investment Holdings II”), as the managing member of Hill Path GP II;
(viii)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital, Hill Path Capital II and Hill Path Co-Investment;
(ix)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
(x)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

12

CUSIP No. 238337109

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

(c)       The principal business of each of Hill Path Capital, Hill Path Capital II and Hill Path Co-Investment is investing in securities. The principal business of Hill Path GP is serving as the general partner of each of Hill Path Capital and Hill Path Co-Investment. The principal business of Hill Path GP II is serving as the general partner of Hill Path Capital II. The principal business of Hill Path Investment Holdings is serving as the managing member of Hill Path GP. The principal business of Hill Path Investment Holdings II is serving as the managing member of Hill Path GP II. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital, Hill Path Capital II and Hill Path Co-Investment. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ross is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Hill Path Capital, Hill Path Capital II and Hill Path Co-Investment were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,095,246 Shares beneficially owned by Hill Path Capital is approximately $89,773,700, including brokerage commissions. The aggregate purchase price of the 2,300,065 Shares beneficially owned by Hill Path Capital II is approximately $36,972,334, including brokerage commissions. The aggregate purchase price of the 53,231 Shares beneficially owned by Hill Path Co-Investment is approximately $2,280,755, including brokerage commissions.

13

CUSIP No. 238337109

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 47,594,912 Shares outstanding, as of September 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 10, 2020.

A.	Hill Path Capitals
(a)	As of the close of business on September 22, 2020, Hill Path Capital beneficially owned directly 2,095,246 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,095,246
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,095,246
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Capital has not entered into any transactions in the Shares during the past sixty days.
B.	Hill Path Capital II
(a)	As of the close of business on September 22, 2020, Hill Path Capital II beneficially owned directly 2,300,065 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,300,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,300,065
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP No. 238337109

C.	Hill Path Co-Investment
(a)	As of the close of business on September 22, 2020, Hill Path Co-Investment beneficially owned directly 53,231 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 53,231
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,231
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Co-Investment has not entered into any transactions in the Shares during the past sixty days.
D.	Hill Path GP
(a)	Hill Path GP, as the general partner of each of Hill Path Capital and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares during the past sixty days.
E.	Hill Path GP II
(a)	Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,300,065 Shares owned by Hill Path Capital II.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,300,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,300,065
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
15

CUSIP No. 238337109

F.	Hill Path Investment Holdings
(a)	Hill Path Investment Holdings, as the managing member of Hill Path GP, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 2,148,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,148,477
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares during the past sixty days.
G.	Hill Path Investment Holdings II
(a)	Hill Path Investment Holdings, as the managing member of Hill Path GP II, may be deemed the beneficial owner of the 2,300,065 Shares owned by Hill Path Capital II.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,300,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,300,065
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings II has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Capital II and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,300,065 Shares owned by Hill Path Capital II and (iii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,448,542
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,448,542
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP No. 238337109

I.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,300,065 Shares owned by Hill Path Capital II and (iii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,448,542
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,448,542
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holding II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,300,065 Shares owned by Hill Path Capital II and (iii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,448,542
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,448,542
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Hill Path Capital II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

17

CUSIP No. 238337109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 22, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Hill Path Capital Partners LP, Hill Path Capital Partners II LP, Hill Path Capital Co-Investment Partners LP, Hill Path Capital Partners GP LLC, Hill Path Capital Partners II GP LLC, Hill Path Investment Holdings LLC, Hill Path Investment Holdings II LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated September 22, 2020.

18

CUSIP No. 238337109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2020

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

19

CUSIP No. 238337109

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners II GP LLC

By:	Hill Path Investment Holdings II LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Investment Holdings II LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

20

CUSIP No. 238337109

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

21

CUSIP No. 238337109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF the Issuer DURING THE PAST SIXTY DAYS

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Hill Path Capital Partners II LP

1,536,979	16.1384	09/18/2020
700,000	15.8779	09/21/2020
63,086	15.9690	09/22/2020